UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Rule 13d-102)

(Amendment No. 1)*

VIGGLE INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92672V105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V105	13G	Page 2 of 9 Pages

(1)	NAMES OF REPORTING PERSONS Frazier Technology Ventures II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 92672V105	13G	Page 3 of 9 Pages

(1)	NAMES OF REPORTING PERSONS FTVM II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 92672V105	13G	Page 4 of 9 Pages

(1)	NAMES OF REPORTING PERSONS Frazier Technology Management, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 92672V105	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Viggle Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

902 Broadway, 11th Floor

New York, NY 10010

Item 2(a).	Name of Persons Filing:

Frazier Technology Ventures II, L.P.

FTVM II, L.P.

Frazier Technology Management, L.L.C.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of each of Frazier Technology Ventures II, L.P., FTVM II, L.P. and Frazier Technology Management, L.L.C. is:

c/o Frazier Healthcare

601 Union, Two Union Square, Suite 3200

Seattle, WA 98101

Item 2(c).	Citizenship:

Frazier Technology Ventures II, L.P. is a limited partnership organized under the laws of the State of Delaware. FTVM II, L.P. is a limited partnership organized under the laws of Delaware. Frazier Technology Management, L.L.C. is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock.

Item 2(e).	CUSIP Number:

92672V105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 92672V105	13G	Page 6 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:                                                                      .

Item 4.	Ownership.

As of December 31, 2014, each of the Reporting Persons beneficially owned no shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92672V105	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

FRAZIER TECHNOLOGY VENTURES II, L.P.

By: By:	FTVM II, L.P., its General Partner Frazier Technology Management, L.L.C., its General Partner

By:	/s/ Len Jordan
Name: Title:	Len Jordan Managing Member

FTVM II, L.P.

By:	Frazier Technology Management, L.L.C., its General Partner

By:	/s/ Len Jordan
Name: Title:	Len Jordan Managing Member

FRAZIER TECHNOLOGY MANAGEMENT, L.L.C.

By:	/s/ Len Jordan
Name: Title:	Len Jordan Managing Member